UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(3) of the Securities Exchange Act of 1934

BANCO ITAÚ CHILE

(formerly known as ITAÚ CORPBANCA)

(Name of Subject Company (Issuer))

Itaú Unibanco Holding S.A.
ITB Holding Brasil Participações Ltda.

(Names of Filing Persons (Offerors))

Common Shares, no par value per share

(Title of Class of Securities)

CL0002841873*

(ISIN Number of Class of Securities)

*The Common Shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange under the symbol “ITAUCL.”

American Depositary Shares, each representing one-third of one Common Share

(Title of Class of Securities)

45033E105 (Sponsored ADR)**

(CUSIP Number of Class of Securities)

**CUSIP number of the American Depositary Shares (“ADSs”), each representing one-third of one common share, listed on the New York Stock Exchange

Amendment No. 2

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

Itaú Unibanco Holding S.A.
ITB Holding Brasil Participações Ltda.

(Names of Filing Persons (Offerors))

Common Shares, no par value per share

(Title of Class of Securities)

CL0002841873*

(ISIN Number of Class of Securities)

*The Common Shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange under the symbol “ITAUCL.”

American Depositary Shares, each representing one-third of one Common Share

(Title of Class of Securities)

45033E105 (Sponsored ADR)**

(CUSIP Number of Class of Securities)

**CUSIP number of the American Depositary Shares (“ADSs”), each representing one-third of one common share, listed on the New York Stock Exchange

Renato Lulia Jacob

Group Head of Investor Relations

Itaú Unibanco Holding S.A.

Praça Alfredo Egydio de Souza Aranha, 100

04344-902 São Paulo, SP, Brazil

+55 11 2794 3547

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
+1.212.848.4000

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	Itaú Unibanco Holding S.A. ITB Holding Brasil Participações Ltda.

Form or Registration No.:	Schedule TO-T	Date Filed:	June 6, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☒	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to combined Schedule TO and Schedule 13E-3 Transaction Statement under cover of Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment No. 2”) is being filed on behalf of Itaú Unibanco Holding S.A., a company organized under the laws of the Federative Republic of Brazil (“IUH”) and ITB Holding Brasil Participações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil (“Purchaser”) and an indirect wholly owned subsidiary of IUH. This Amendment No. 2 amends and supplements the Tender Offer Statement on combined Schedule TO and Schedule 13E-3 under cover of Schedule TO, filed by IUH and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2023 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser and IUH to purchase: (1) any and all outstanding common shares, no par value per share (the “Common Shares”) of Banco Itaú Chile (formerly known as Itaú CorpBanca), a publicly-traded special banking corporation (sociedad anónima especial bancaria) organized under the laws of the Republic of Chile (the “Company”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which defines a U.S. holder as “any security holder resident in the United States”); and (2) any and all outstanding American Depositary Shares (each of which represents one-third of one Common Share) of the Company (the “ADSs,” and together with the Common Shares, the “Shares”), held by holders, wherever located, in each case other than any Shares owned directly or indirectly by IUH and/or its affiliates, for 8,500 Chilean pesos in cash per Common Share and 2,833.3333 Chilean pesos in cash per ADS (together, the “U.S. Offer Price”), without interest and less (i) any applicable brokerage fees and commissions and (ii) applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 6, 2023 (the “U.S. Offer to Purchase”) and other related materials, including the form of acceptance for the Common Shares (the “Common Share Acceptance Form”), the letter of transmittal for ADSs (the “ADS Letter of Transmittal”) and the notice of “guaranteed delivery” for the ADSs (the “ADS Notice of Guaranteed Delivery”) which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer,” copies of which are attached as Exhibits (a)(1)(A), (a)(1)(C), (a)(1)(B) and (a)(1)(D), respectively, to the Schedule TO. Concurrently with the U.S. Offer, Purchaser is offering to purchase any and all outstanding Common Shares, other than Common Shares currently owned directly or indirectly by IUH and/or its affiliates, including Common Shares held by U.S. Holders (the “Chilean Offer” and, together with the U.S. Offer, the “Offers”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meaning given to them in the U.S. Offer to Purchase.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO, the U.S. Offer to Purchase (including all schedules thereto) and the related Common Share Acceptance Form, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery, remains unchanged and is hereby expressly incorporated by reference to the extent relevant to the items in this Amendment No. 2.

Amendments to the U.S. Offer to Purchase.

The U.S. Offer to Purchase and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented as follows:

1.	The tenth paragraph of the section of the U.S. Offer to Purchase entitled “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“As discussed in “Special Factors — 1. Background of the Offers,” as part of the regular review of IUH’s businesses, IUH’s management reviews its long-term strategic goals and potential ways to address strategic imperatives and industry developments, which includes its equity participation in investees such as the Company. Since April 2016, when the merger that resulted in the creation of the Company (as the surviving entity) was consummated, IUH (through its affiliates) has been the controlling shareholder of the Company and has gradually overtime increased its equity ownership of the Company as a result of contractual obligations (including the exercise of put options by Corp Group and certain of its affiliates) under then existing agreements (including a shareholder agreement) with Corp Group and certain of its affiliates. As a result of Corp Group’s bankruptcy proceedings, certain shares of common stock of the Company that had been pledged by an affiliate of the Corp Group to an affiliate of IUH as lender under a certain credit facility were delivered to such affiliate of IUH in satisfaction of certain of Corp Group’s obligations, thus further increasing IUH’s share ownership of the Company. Corp Group and certain of its affiliates ceased to be a shareholder of the Company as a result of the filing by Corp Group and certain of its affiliates for protection under chapter 11 of the United States Bankruptcy Code in June 2021. In June 2022, certain affiliates of IUH and certain affiliates of Corp Group agreed to terminate the agreements that were executed in connection with the merger that resulted in the creation of the Company, including the shareholders’ agreement that provided for certain matters in connection with the corporate governance, dividend policy, transfer of shares, liquidity and other matters related to the Company, as well as certain share purchase agreements, in each case effective as of July 2022. In connection with the termination of Corp Group and its affiliates’ ownership of shares of the Company in July 2022 and the termination of the agreements originally entered into between the IUH affiliates and the Corp Group affiliates relating to the merger, a number of contractual obligations applicable to IUH and its affiliates ~~after the merger~~ ceased to exist, including IUH’s obligation not to directly or indirectly purchase or otherwise acquire shares of Itaú Corpbanca or any beneficial interest therein to the extent such acquisition would require IUH or any of its affiliates to launch a tender offer to acquire all shares of the Company and IUH obligations to purchase shares of the Company from Corp Group in connection with the exercise of put rights by Corp Group. The resolution of Corp Group’s bankruptcy in July 2022, ~~which contributed, from a timing perspective,~~ together with the other factors described under “Special Factors — 3. Fairness of the U.S. Offer (including general economic environment, the availability of cash at hand for payment of the U.S. Offer Price and fair pricing), contributed, from a timing perspective, to IUH and Purchaser’s decision to proceed with the Offers at this time, as it eliminated the uncertainties relating to the overall share ownership of the Company’s capital stock generated by the Corp Group’s bankruptcy proceedings and the impact of such proceeding on the value of our common shares.”

2.	The first paragraph of the section of the U.S. Offer to Purchase entitled “The U.S. Offer — Section 1. Terms of the U.S. Offer” under the subsection heading “Conditions to the U.S. Offer” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“The U.S. Offer is conditioned upon the satisfaction or waiver of certain conditions discussed in “The U.S. Offer — Section 11. Conditions to the U.S. Offer.” If any of the U.S. Offer Conditions has not been satisfied or waived, as applicable (to the extent waivable), immediately prior to the expiration of the ~~U.S.~~ Chilean Offer (as extended), Purchaser may extend the U.S. Offer for one or more periods to permit such U.S. Offer Condition to be satisfied.”

3.	The first paragraph of the section of the U.S. Offer to Purchase entitled “The U.S. Offer — Section 11. Conditions to the U.S. Offer” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“Notwithstanding any other provision of the U.S. Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the U.S. Offer), pay for, and (subject to any such rules or regulations) Purchaser may delay the acceptance for payment, or the payment for, any Shares validly tendered and not properly withdrawn pursuant to the U.S. Offer, if any one or more of the following conditions has occurred and/or exists prior to the expiration of the ~~U.S.~~ Chilean Offer (as extended), unless such condition has been waived (if permissible) by Purchaser:”

4.	The section of the U.S. Offer to Purchase entitled “The U.S. Offer — Section 11. Conditions to the U.S. Offer” is hereby amended and supplemented as follows:

All references to “Expiration Date” in “— Section 11. Conditions to the U.S. Offer” shall be deemed to mean the expiration date of the Chilean Offer.

Amendments to the U.S. Offer to Purchase and the Other Exhibits to the Schedule TO.

Exhibits (a)(1)(A) through (a)(1)(H) to the Schedule TO (and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in such Exhibits (a)(1)(A) through (a)(1)(H)) are hereby amended and supplemented as follows:

1.	The following sentences are hereby added to the end of each of the following locations of the Schedule TO: (a) the second paragraph under the heading “Settlement of the U.S. Offer Price” of the cover page of the U.S. Offer to Purchase entitled “Important”; (b) the paragraph under the heading “Settlement of the U.S. Offer Price” of the section of the U.S. Offer to Purchase entitled “Summary Term Sheet”; (c) the sixth paragraph under the heading “Payment” of the section of the U.S. Offer to Purchase entitled “The U.S. Offer — Section 2. Acceptance for Payment and Payment for Shares”; (d) page two of the ADS Letter of Transmittal; (e) the first paragraph under the heading “Action to be taken to accept the U.S. Offer” of the Common Share Acceptance Form; (f) the first paragraph on page two of the ADS Notice of Guaranteed Delivery; (g) item 2 under the heading “Please note the following” on page two of Exhibit (a)(1)(E); (h) the paragraph beginning at the end of page one and continuing onto page two of Exhibit (a)(1)(F); (i) item 2 under the heading “Please note the following” on page two of Exhibit (a)(1)(G); and (j) the paragraph beginning at the end of page one and continuing onto page two of Exhibit (a)(1)(H):

“The settlement of the Chilean Offer may occur before the settlement of the U.S. Offer only in circumstances where there is a material change to the U.S. Offer that (i) occurs at a time when no further extensions to the Chilean Offer are permissible under Chilean law and (ii) applicable U.S. tender offer regulations require the U.S. Offer to be extended beyond the second business day prior to the Settlement Date.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2023

ITAÚ INIBANCO HOLDING S.A.

By:	/s/ Álvaro F. Rizzi Rodrigues
Name:	Álvaro F. Rizzi Rodrigues
Title:	Attorney-in-fact

By:	/s/ Fernando Della Torre Chagas
Name:	Fernando Della Torre Chagas
Title:	Attorney-in-fact

ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.

By:	/s/ Álvaro F. Rizzi Rodrigues
Name:	Álvaro F. Rizzi Rodrigues
Title:	Attorney-in-fact

By:	/s/ Fernando Della Torre Chagas
Name:	Fernando Della Torre Chagas
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	U.S. Offer to Purchase, dated June 6, 2023.*
(a)(1)(B)	ADS Letter of Transmittal.*
(a)(1)(C)	Common Share Acceptance Form.*
(a)(1)(D)	ADS Notice of Guaranteed Delivery.*
(a)(1)(E)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: Common Shares.*
(a)(1)(F)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: ADSs.*
(a)(1)(G)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: Common Shares.*
(a)(1)(H)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: ADSs.*
(a)(1)(I)	Power of Attorney, dated as of June 1, 2023.*
(a)(5)(A)	Comunicado ao Mercado issued by IUH announcing the tender offer, dated March 2, 2023, attached as Exhibit 99.1 to the Schedule TO-C filed by IUH with the Securities and Exchange Commission on March 3, 2023, and incorporated herein by reference.*
(a)(5)(B)	Comunicado ao Mercado issued by IUH announcing receipt of the last pending regulatory authorization, dated March 29, 2023, attached as Exhibit 99.1 to the Schedule TO-C filed by IUH with the Securities and Exchange Commission on March 30, 2023, and incorporated herein by reference.*
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

____________________

* Previously filed.

** Filed herewith.